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VIA EDGAR

February 3, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Katherine Wray, Attorney-Advisor
Office of Information Technologies and Services

RE:	Fig Publishing, Inc.
Post-qualification Amendment No. 1 to Offering Statement on Form 1-A
Filed December 16, 2016
File No. 024-10507

Dear Ms. Wray:

On behalf of Fig Publishing, Inc. (the “Company”), we hereby respond to the letter dated January 12, 2017, from you to Mr. Justin Bailey, Chief Executive Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of Post-qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A, which amendment was filed December 16, 2016. Post-qualification Amendment No. 2 to the Company’s Offering Statement is being filed publicly with the Commission contemporaneously with the submission of this letter. For your convenience, we have recited the Staff’s comments in italicized and bold type, below, and have followed each comment with the Company’s response.

General

1.	You state that Fig will allot part of its revenue share to the Fig WL3 Units offered by Fig WL3, LLC, in a separate offering under Rule 506(c) of Regulation D. Revise your disclosures to describe whether the allocation of revenues between these classes of securities will be subject to audit or any third-party verification, and describe any material risks related to misallocation of revenues, and whether investors of Fig Game Shares would have any recourse towards Fig WL3, LLC in such instances.

Response to Comment #1:

In response to this comment, the Company has revised its disclosures at pages [7], [9], [27], [47] and [52] of Post-qualification Amendment No. 2.

Katherine Wray, Attorney-Advisor U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. February 3, 2017 Page 2 of 3

The Current Game, Developer and Shares

inXile Entertainment, Inc., page 48

2.	You present information on the nature of inXile’s business and historical information on its development of games and fund-raising. Please expand to discuss:

●	material financial and business challenges experienced by inXile;
●	the amount of unit sales for games previously published by inXile, including each prior version of Wasteland;
●	the initial launch price per unit for each game; and
●	the commercial success of games previously published by inXile, including prior versions of Wastelands.

Response to Comment #2:

In response to this comment, the Company has revised its disclosures at page [48] of Post-qualification Amendment No. 2; except that

o	in response to the second bullet above, unit sale information is not available, and the Company has therefore provided approximate total sales amounts instead; and
o	in response to the second, third and fourth bullets above, the information available as to prior versions of Wasteland is limited to aggregate information regarding the two previously published editions of Wasteland 2 (the original edition, released in 2014, and the Director’s Cut edition, released in 2015); this is because (i) inXile did not develop the original 1988 Wasteland game and (ii) inXile does not keep such information separately for the two editions of Wasteland 2. Moreover, the Company believes that the two editions of Wasteland 2 are substantially similar, and that as a result it would be misleading to seek to present them in any way as two separate games.

3.	You provide information on inXile’s experience developing video games, for the period since inception and during the most recent five full years. To provide context to your disclosures, revise to also provide, the number of video games that inXile has undertaken and that were not ultimately published.

Response to Comment #3:

In response to this comment, the Company has revised its disclosures at pages [26] and [48] of Post-qualification Amendment No. 2.

Katherine Wray, Attorney-Advisor U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. February 3, 2017 Page 3 of 3

Anticipated Sharing of Sales Receipts from Wasteland 3, page 51

4.	Footnote 3 to your table indicates that sales receipts may be received by inXile. Revise your disclosure here and throughout the filing to describe who will collect sales receipts, and whether any third parties will verify or audit the sales receipts collected by inXile.

Response to Comment #4:

In response to this comment, the Company has revised its disclosures at pages [7], [27], [47], [50] and [52] of Post-qualification Amendment No. 2.

In addition to the foregoing, we hereby respond to the oral comments provided telephonically by Staff member Ivan Griswold to the undersigned on January 12, 2017. We have provided our transcription of these comments in italicized and bold type, below, and have followed each comment with the Company’s response.

A.	In regard to the chart on page 53 that addresses the breakeven point of an investor in a single Fig Game Share – WL3, consider whether you can revise your disclosure to provide context from which an investor might reasonably assess how quickly the game may sell.

In response to this comment, the Company has revised its disclosures at page [53] of Post-qualification Amendment No. 2.

B.	You state on the cover page of the offering circular that “Fig will allot part of its revenue share to Fig Game Shares – Wasteland 3 and the remaining part to securities offered in a separate offering under Rule 506(c) . . . These allotments will be made in the same proportion that the proceeds from the two separate securities offerings bear to the total funds to be provided from Fig’s general account in support of the development of Wasteland 3” (emphasis supplied). Clarify whether “the total funds to be provided from Fig’s general account in support of the development of Wasteland 3” will be equal to the total combined proceeds of the Fig Game Shares – Wasteland 3 offering and the separate securities offering under Rule 506(c). If not, why not? Clarify how an investor in Fig Game Shares – Wasteland 3 can reasonably determine how much of Fig’s revenue share will be allotted to Fig Game Shares – Wasteland 3, as opposed to (i) the separate securities offered under Rule 506(c), and (ii) any other source of funds that may comprise part of “the total funds to be provided from Fig’s general account in support of the development of Wasteland 3”.

In response to this comment, the Company has revised its disclosures on the front cover page of the offering circular and at pages [7], [9], [47] and [52] of Post-qualification Amendment No. 2.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at 646-895-7112 (direct); 212-370-1300 (reception); or 917-882-2727 (mobile); or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Ivan Griswold, U.S. Securities and Exchange Commission
Justin Bailey, Fig Publishing, Inc.